May 27, 2010

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3651

Attention: Larry Spirgel

Re:	Tellabs, Inc.
File No. 000-09692 Form 10-K for the fiscal year ended January 1, 2010
Filed March 1, 2010
And Definitive Proxy Statement
Filed March 16, 2010 (the “Proxy Statement”)

Gentlemen:

Tellabs, Inc. (the “Company”) hereby submits the following response to the comment on the above-referenced filings contained in the letter dated May 3, 2010 (the “Comment Letter”) from Larry Spirgel, Assistant Director, of the Staff of the Securities and Exchange Commission (the “Commission”). For your convenience, we have restated the comment in bold below.

Staff Comment

We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Company Response

The Company supplementally advises the Staff that the Company, after review and analysis, determined that no disclosure related to the Company’s compensation policies and practices for its employees was required pursuant to Item 402(s) of Regulation S-K. This determination was made after consideration of the Company’s compensation policies and practices as part of the proxy preparation process. The proxy preparation process and pertinent analyses, detailed further in this letter, led to the conclusion that potential risks related to such policies and practices were not reasonably likely to have material adverse effect on the Company.

When structuring the Company’s compensation program, management and the Compensation Committee of the Company’s Board of Directors consider whether the terms and conditions of such compensation program may encourage inappropriate risk-taking by officers or employees of the Company within the overall context of the risks inherent in our organizational and strategic objectives. Those inherent risks are considered by the Audit and Ethics Committee of the Company’s Board of Directors in connection with its oversight of the Company’s enterprise risk management program.

May 27, 2010

In addition, in preparing the above referenced filings, members of the Company’s management, the Company’s disclosure committee, and the Compensation Committee of the Company’s Board of Directors reviewed and considered the risks that are considered reasonably likely to arise out of those compensation policies and practices described in the Proxy Statement under the caption “Compensation Discussion and Analysis”, and those applicable to all of the Company’s employees, including non-executive officers. The purpose of the review was to consider and assess the likelihood that risks arising from the Company’s compensation policies and practices would have a material adverse effect on the Company. Among the items noted during this review were:

•	Our incentive programs were in large part based on objective performance measures and goals including:

•	the Company’s strategic objectives;

•	achievable financial performance centered on the Company’s financial expectations; and

•	individual goals.

•

A significant portion of variable compensation is delivered in equity (stock options and full-value shares) with multi-year vesting. We believe that equity compensation, along with our stock ownership guidelines, help reduce compensation risk by balancing financial or strategic goals against any other factors management may take into consideration to ensure long-term stockholder value.

•

Limited upside opportunity on cash incentives (capped at 1.5x target) further ensures that management does not have an undue incentive to pursue short-term financial performance at the expense of long-term stockholder value.

As part of the review, management and the Compensation Committee had access to and consulted with the Compensation Committee’s independent compensation consultants and the Company’s outside counsel related to the nature of the compensation-related risks and disclosure requirements of Item 402(s) of Regulation S-K. Upon completion of the above review, the Company concluded that any risks arising from its compensation policies and practices were not reasonably likely to have a material adverse effect on the Company.

Based on this conclusion, and based on the Commission’s guidance in Release 34-61175, Proxy Disclosure Enhancements (December 16, 2009), the Company determined that no disclosure related to the Company’s compensation policies and practices was required pursuant to Item 402(s) of Regulation S-K.

May 27, 2010

Where applicable in future filings, the Company will provide appropriate disclosures pursuant to Item 402(s) of Regulation S-K if the Company determines that the risks arising from its compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the Company.

In connection with the foregoing response, the Company acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing provides a complete response to the Comment Letter, but please do not hesitate to contact the undersigned with any questions or comments.

Sincerely,

/s/ Timothy J. Wiggins
Timothy J. Wiggins,
Executive Vice President and
Chief Financial Officer

cc:	Scott Hodgdon, Attorney-Advisor
Robert Bartelmes, Senior Financial Analyst